SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549





                                  SCHEDULE 13G


             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                               Twinlab Corporation
                                (Name of Issuer)



                          Common Stock, $1.00 par value
                         (Title of Class of Securities)



                                   901774 10 9
                                 (CUSIP Number)


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                                                                SCHEDULE 13G
                                                            Page 2 of  5  Pages

CUSIP No.   901774 10 9
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1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Green Equity Investors II, L.P.

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2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)     [ ]

                                                                     (b)     [ ]

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3)       SEC USE ONLY


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4)       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

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                               5)     SOLE VOTING POWER
                                      8,880,000
         NUMBER
         OF                    6)     SHARED VOTING POWER
         SHARES                       N/A
         BENEFICIALLY
         OWNED BY              7)     SOLE DISPOSITIVE POWER
         EACH                         8,880,000
         REPORTING
         PERSON                8)     SHARED DISPOSITIVE POWER
         WITH                         N/A

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9)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         8,880,000

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10)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES                                                [ ]

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11)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         32.9%

--------------------------------------------------------------------------------
12)      TYPE OF REPORTING PERSON
         PN

Item 1(a). Name of Issuer:

         Twinlab Corporation

Item 1(b). Address of Issuer's Principal Executive Offices:

         2120 Smithtown Avenue, Ronkonkoma, NY  11779

Item 2(a). Name of Person Filing:

         Green Equity Investors II, L.P.

Item 2(b).  Address of Principal Business Office or, if None, Residence:

         333 South Grand Avenue, Suite 5400, Los Angeles, CA  90071

Item 2(c).  Citizenship:

         Delaware

Item 2(d).  Title of Class of Securities:

         Common Stock, $1.00 par value  (the "Common Stock")

Item 2(e).   CUSIP Number:

         901774 10 9

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

              Not applicable

Item 4. Ownership.

             (a)  Amount beneficially owned:  8,880,000 shares
             (b)  Percent of class:  32.9%
             (c)  Number of shares as to which filer has:
                     (i)  Sole  power  to vote or to  direct  the vote 8,880,000
                     (ii) Shared power to vote or to direct the  vote
                          Not  Applicable
                    (iii) Sole  power to dispose or to direct the disposition
                          of 8,880,000
                     (iv) Shared  power to  dispose  or to direct the
                          disposition of Not Applicable

         Green Equity Investors II, L.P. ("GEI II") is a limited partnership which has sole voting and dispositive power with respect to the shares of Common Stock held by it. The general partner of GEI II is Grand Avenue Capital
Partners, L.P. ("GACP"), whose general partner is Grand Avenue Capital Corporation ("GACC"). LGP Management, Inc. ("LGPM") is the general partner of Leonard Green & Partners, L.P. ("LGP"), which is an affiliate of GACP and the management company of GEI II. As


                                Page 3 of 5 Pages


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such,  GACP,  GACC, LGPM and LGP each may be deemed to have indirect  beneficial ownership of these securities as a result of their business relationship with GEI II; however, each of GACP, GACC, LGPM and LGP disclaim beneficial ownership of the Common Stock held by GEI II.

             Each of Leonard I. Green, Jonathan D. Sokoloff, John G. Danhakl, Gregory J. Annick and Jennifer Holden Dunbar, either directly (whether through ownership interest or position) or through one or more intermediaries, may be deemed to control LGP and GACP. As stated above, LGP and GACP may be deemed to share voting and dispositive power with respect to Common Stock held by GEI II. As such, Messrs. Green, Sokoloff, Danhakl and Annick and Ms. Holden Dunbar may be deemed to have shared voting and investment power with respect to the Common Stock held by GEI II. However, such individuals disclaim beneficial ownership of the securities held by GEI II.

Item 5.  Ownership of Five Percent or Less of a Class.

         Not applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not applicable

Item 8.  Identification and Classification of Members of the Group.

         Not applicable

Item 9.  Notice of Dissolution of Group.

         Not applicable

Item 10. Certification.

         Not applicable


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                                    SIGNATURE


         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  February  14, 1997


                                       GREEN EQUITY INVESTORS II, L.P.


                                       By: /s/ Jennifer Holden Dunbar
                                           --------------------------
                                       Name:  Jennifer Holden Dunbar
                                       Title: Vice President of Grand
                                              Avenue Capital Corporation,
                                              general partner of Grand
                                              Avenue Capital Partners, L.P.,
                                              general partner of Green
                                              Equity Investors II, L.P.




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